May 13, 2025

Leigh Vosseller
Executive Vice President, Chief Financial Officer and Treasurer
TANDEM DIABETES CARE INC
12400 High Bluff Drive
San Diego, California 92130

       Re: TANDEM DIABETES CARE INC
           Form 10-K for the Year Ended December 31, 2024
           Form 8-K Filed April 30, 2025
           Form 8-K Filed February 26, 2025
           File No. 001-36189
Dear Leigh Vosseller:

       We have reviewed your April 4, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
25, 2025 letter.

Form 8-K Filed April 30, 2025
Exhibit 99.1, page 7

1. We note your non-GAAP measures for the three months ended March 31, 2025 include an adjustment for acquired In-Process Research and Development
(IPR&D)
       expenses recorded in conjunction with the revised AMF Medical share asset acquisition. Please tell us what consideration you gave to the guidance in Question
       100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation in determining it was appropriate to include this adjustment. Please
       specifically address why these expenses would not be considered normal, recurring, cash operating expenses necessary to operate your business.
 May 13, 2025
Page 2


Form 8-K Filed February 26, 2025
Exhibit 99.1, page 4

2. We are continuing to evaluate your response to comment 1 in our letter dated March
       25, 2025 and may have additional comments.
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services